UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.  1)*

NATIONAL HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375107

(CUSIP Number)

Robert B. Fagenson

Fagenson & Co., Inc.
477 Madison Avenue - Suite 540

New York, New York 10022

Phone: (212) 847-3234

With a copy to:

James Kaplan, Esq.

Troutman Sanders LLP

The Chrysler Building

405 Lexington Avenue

New York, New York 10174

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 7, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS National Securities Growth Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 667,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 667,886

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 667,886
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS 00

(1) Based on 122,888,840 shares of Common Stock outstanding as of October 31, 2013.

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS Mark D. Klein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,429,855 (1)
	8	SHARED VOTING POWER 667,886(2)
	9	SOLE DISPOSITIVE POWER 10,429,855 (1)
	10	SHARED DISPOSITIVE POWER 667,886 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,097,741
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Consists of (i) 307,094 shares of Common Stock held directly by Mark D. Klein, (ii) 4,422,761 shares of Common Stock held by M. Klein & Company, of which Mark D. Klein is a managing member and a majority partner, and (iii) options to purchase 5,700,000 shares of Common Stock held directly by Mark D. Klein.

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Mark D. Klein is an officer and a direct owner of one of its members.

(3) Based on 122,888,840 shares of Common Stock outstanding as of October 31, 2013.

CUSIP No.	636375107

1	NAMES OF REPORTING PERSONS Robert B. Fagenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,681,293.66 (1)
	8	SHARED VOTING POWER 667,886 (2)
	9	SOLE DISPOSITIVE POWER 8,681,293.66 (1)
	10	SHARED DISPOSITIVE POWER 667,886 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,349,179.66
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS PN

(1) Consists of (i) 8,014,627 shares of Common Stock held by Fagenson & Co., Inc., of which Robert B. Fagenson is Chairman and Chief Executive Officer, (ii) 166,666.66 shares of Common Stock held by the Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson is the Trustee, and (iii) options to purchase 500,000 shares of Common Stock held by Robert B. Fagenson.

(2) Consists of shares of Common Stock held by National Securities Growth Partners LLC, of which Robert B. Fagenson is the President and a direct owner of one of its members.

(3) Based on 122,888,840 shares of Common Stock outstanding as of October 31, 2013.

CUSIP No.	636375107

INTRODUCTION

This filing is Amendment No. 1 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on behalf of National Securities Growth Partners LLC, a Delaware limited liability company ("NSGP"), Mark D. Klein and Robert B. Fagenson with respect to shares of common stock, $0.02 par value per share (the “Common Stock”), of National Holdings Corporation (the "Issuer").

ITEM 2.     IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

"(a)-(c) This Schedule 13D is being filed by National Securities Growth Partners LLC, a Delaware limited liability company ("NSGP"), Mark D. Klein, a New York resident and Robert B. Fagenson, a New York resident. NSGP and Messrs. Klein and Fagenson are hereinafter referred to as the “Reporting Persons.” This Schedule 13D is being filed jointly by NSGP and Messrs. Klein and Fagenson.

NSGP's principal business is investing in securities and its business address is 477 Madison Avenue, Suite 540, New York, New York 10022.

Mr. Klein serves as Chief Executive and Executive Co-Chairman of the Issuer and is a managing member and majority partner of M. Klein & Company, LLC, which owns the Klein Group, LLC, a registered broker dealer. Mr. Klein's business address is 590 Madison Avenue, 29th Floor, New York, New York 10022.

Mr. Fagenson serves as Executive Co-Chairman of the Issuer and Chairman and Chief Executive Officer of Fagenson & Co., a company that provides investment banking services. Mr. Fagenson's business address is 477 Madison Avenue, Suite 540, New York, New York 10022.

(d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, it or he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) NSGP is a Delaware limited liability company. Messrs. Klein and Fagenson are citizens of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by the addition of the following:

"On June 7, 2013, the Issuer, entered into a Co-Executive Chairman and Chief Executive Officer Compensation Plan (the "Klein Compensation Plan") with Mr. Klein providing for the terms of his employment as Co-Executive Chairman and Chief Executive Officer for a period beginning January 25, 2013 and ending on September 30, 2015. Under the Klein Compensation Plan, Mr. Klein received a grant of fully vested, nonforfeitable, nonqualified stock options to purchase 5,700,000 shares of Common Stock, of which (i) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.50 per share; (ii) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.70 per share; and (iii) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.90 per share. The options expire on September 30, 2020. Mr. Klein is expected to use personal funds in the event that such option is exercised.

CUSIP No.	636375107

On June 20, 2013, the Issuer entered into a Co-Executive Chairman Compensation Plan (the "Fagenson Compensation Plan") with Mr. Fagenson, providing for the terms of his employment as Co-Executive Chairman for a period beginning January 25, 2013 and ending on September 30, 2015. Under the Fagenson Compensation Plan, Mr. Fagenson received a grant of nonforfeitable, nonqualified stock options to purchase 1,500,000 shares of Common Stock, of which (i) options to purchase 500,000 shares of Common Stock vested immediately, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; (ii) options to purchase 500,000 shares of Common Stock will vest on June 20, 2014, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; and (iii) options to purchase 500,000 shares of Common Stock will vest on June 20, 2015, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90. The options expire on September 30, 2020.

On September 19, 2013, NSGP distributed an aggregate of 16,029,254 shares of Common Stock to its members pursuant to the terms NSGP's Limited Liability Company Agreement.

ITEM 4.     PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

"The acquisitions of the Notes, the Series C Preferred Stock, the Series E Preferred Stock, the Warrants and the Common Stock were undertaken by the Reporting Persons for investment purposes. The Issuer granted Mr. Klein the nonforfeitable, nonqualified stock options to purchase shares of Common Stock as compensation for serving as the Issuer's Co-Executive Chairman and Chief Executive Officer. The Issuer granted Mr. Fagenson the nonforfeitable, nonqualified stock options to purchase shares of Common Stock as compensation for serving as the Issuer's Co-Executive Chairman. The Reporting Persons intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of Common Stock. Mr. Klein will influence the affairs of the Issuer in his capacity as its Executive Co-Chairman and Chief Executive Officer and Mr. Fagenson will influence the affairs of the Issuer in his capacity as its Executive Co-Chairman. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D."

CUSIP No.	636375107

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

"(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 19,779,034.66. Of these, (i) 667,886 shares of Common Stock are held by NSGP, of which Messrs. Klein and Fagenson have shared voting and investment power; (ii) 4,422,761 shares of Common Stock are held by M. Klein & Company, of which Mark D. Klein has sole voting and investment power; (iii) 5,700,000 shares of Common Stock are issuable upon exercise options held by Mark D. Klein; (iv) 307,094 shares of Common Stock are held by Mr. Klein directly; (v) 8,014,627 shares of Common Stock are held by Fagenson & Co., Inc., of which Robert B. Fagenson is Chairman and Chief Executive Officer; (vi) 166,666.66 shares of Common Stock are held by Trust for the benefit of Toby Fagenson, of which Robert B. Fagenson has sole voting and investment power; and (vii) 500,000 shares of Common Stock are issuable upon exercise options held by Robert B. Fagenson.

(c) On June 7, 2013, the Issuer, entered into the Klein Compensation Plan with Mr. Klein providing for the terms of his employment as Co-Executive Chairman and Chief Executive Officer for a period beginning January 25, 2013 and ending on September 30, 2015. Under the Compensation Plan, Mr. Klein received a grant of fully vested, nonforfeitable, nonqualified stock options to purchase 5,700,000 shares of Common Stock, of which (i) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.50 per share; (ii) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.70 per share; and (iii) options to purchase 1,900,000 shares of Common Stock have an exercise price of $0.90 per share. The options expire on September 30, 2020.

On June 20, 2013, the Issuer entered into a the Fagenson Compensation Plan with Mr. Fagenson, providing for the terms of his employment as Co-Executive Chairman for a period beginning January 25, 2013 and ending on September 30, 2015. Under the Fagenson Compensation Plan, Mr. Fagenson received a grant of nonforfeitable, nonqualified stock options to purchase 1,500,000 shares of Common Stock, of which (i) options to purchase 500,000 shares of Common Stock vested immediately, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; (ii) options to purchase 500,000 shares of Common Stock will vest on June 20, 2014, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90; and (iii) options to purchase 500,000 shares of Common Stock will vest on June 20, 2015, one third of such options have an exercise price of $0.50, one third of such options have an exercise price of $0.70 and one third of such options have an exercise price of $0.90.

CUSIP No.	636375107

On September 19, 2013, NSGP distributed an aggregate of 16,029,254 shares of Common Stock to its members pursuant to the terms NSGP's Limited Liability Company Agreement."

(d) Not applicable.

(e) Not applicable.

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.      Joint Filing Agreement dated November 18, 2013, by and between the Reporting Persons 2005.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2013

NATIONAL SECURITIES GROWTH PARTNERS LLC

By:	/s/ Robert B. Fagenson
Name: Robert B. Fagenson
Title: President and Chief Executive Officer

MARK D. KLEIN

/s/ Mark D. Klein
Mark D. Klein

ROBERT B. FAGENSON

/s/ Robert B. Fagenson
Robert B. Fagenson

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

CUSIP No.	636375107

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of National Holdings Corporation, and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 18th day of November, 2013.

NATIONAL SECURITIES GROWTH PARTNERS LLC

By:	/s/ Robert B. Fagenson
Name: Robert B. Fagenson
Title: President and Chief Executive Officer

MARK D. KLEIN

/s/ Mark D. Klein
Mark D. Klein

ROBERT B. FAGENSON

/s/ Robert B. Fagenson
Robert B. Fagenson

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